UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934(1)
                               (Amendment No. )*


                                HealthStar Corp.
                         ------------------------------
                                (Name of Issuer)

                     Common Stock Par Value $.001 Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   15850C201
                                 --------------
                                 (CUSIP Number)


                                 Edward M. Chism
                             2875 N.E. 191st Street
                                    Suite 601
                             Aventura, Florida 33180
                             Telephone: 305-933-8779
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 9, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 158 50C 201                                        PAGE 2 OF 4 PAGES
---------------------                                        -------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Forward Looking Technologies Limited
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Nassau, Bahamas
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     329,166
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       329,166
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    329,166
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.42%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 158 50C 201                                        PAGE 3 OF 4 PAGES
---------------------                                        -------------------


ITEM 1. SECURITY AND ISSUER

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $.001 per share ("Securities") of HealthStar Corp. (the "Issuer"), a Delaware corporation, whose principal executive officer is Edward M. Chism, and the principal offices are located at 15720 North Greenway-Hayden Loop, Suite 1, Scottsdale, Arizona 85260.

ITEM 2. IDENTITY AND BACKGROUND

     The party on whose behalf this statement is filed is Forward Looking Technologies Limited, a corporation incorporated in the Bahamas ("Reporting Person"), whose executive office is located at Charlotte House, Charlotte Street, Post Office Box N-4825, Nassau, Bahamas.

     The Reporting Person has not been convicted in any criminal proceeding in the last 5 years. The Reporting Person has not, in the last five years, been party to a civil proceeding or judicial or administrative proceeding and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     N/A

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person purchased the shares for investment purposes and has no immediate plans to acquire any additional shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     In April 1999, Reporting Person acquired 150,000 shares at a price of $2.50 per share.

     On or about May 21, 1999, Reporting Person entered into a Stock Purchase Agreement with the 1997 Carder Family Trust. Reporting Person purchased 179,166 shares at a price of $4.00 per share. The closing of this transaction took place on June 9, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF ISSUER

     N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No exhibits are being filed with this amendment.

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 158 50C 201                                        PAGE 4 OF 4 PAGES
---------------------                                        -------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November __, 1999                     FORWARD LOOKING TECHNOLOGIES LIMITED


                                            By: /s/ Edward M. Chism
                                               ---------------------------------
                                               Edward M. Chism

                                            Its:
                                                --------------------------------